UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2009

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES NEW APPOINTMENTS

Moscow, Russia – November 2, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces appointment of the new Chief
Executive Officer for Mechel’s East-European Steel Division.
Viktor Dyshlevich (51) is appointed Chief Executive Officer for Mechel’s
East-European Steel Division effective from October 26, 2009. At this position he succeeded Vyacheslav Shmyga who has taken the position of Chief Executive
Officer for Mechel-Workshop ООО headquartered in Chelyabinsk. Mechel-Workshop
ООО is to establish an independent repairs facility to serve steelmaking enterprises including Mechel’s Russian and foreign subsidiaries.
Prior to this appointment since 2005 Mr. Dyshlevich worked as Chairman of the
Board of Directors of SC Laminorul steel plant, Romania. In 2003 – 2005 he was
Chairman of the Board of Directors of Dan Scan Steel, Danish steel company.
Before that time from 1994 he worked as Director of a private business company, steel industry being its activities area. In 1986 – 1994 he held various executive positions at Belarusian Steel Works (Zhlobin, Republic of Belarus),
the last being the Head of Production Department. In 1981 – 1986 he worked at
Saldinsky Steel Plant (Nizhniya Salda, Russia) rising from foreman to Deputy
Head of Rolling Shop.
Mr. Dyshlevich graduated from Magnitogorsk Institute of Mining and Metallurgy and received qualification in steel engineering.
Vladimir Polin, Mechel’s Senior Vice President commented on the appointment:
“Viktor Dyshlevich has great experience and deep knowledge in the field of asset management in steel industry; he has worked in various countries including
Romania. We know Mr. Dyshlevich as a real professional and a manager of the highest level.
I am sure that the Division and the whole Group will benefit greatly from this appointment. With his wide experience in strategic management, Mr. Dyshlevich is able to present new business vision for the plants of the Division and provide novel and efficient solutions for their operations. We also strongly believe in continuous success of activities to be managed by him to meet the targets set to the Division”.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

***
Mechel is one of the leading Russian companies.  Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: November 2, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO